News Release

Virtus Dividend, Interest & Premium Strategy Fund Announces

Final Results of Tender Offer

HARTFORD, CT, Wednesday, October 7, 2026 — Virtus Dividend, Interest & Premium Strategy Fund (NYSE: NFJ) (the “Fund”) today announced the final results of its previously announced tender offer (“Tender Offer”) to acquire up to 25% of its outstanding shares. The Tender Offer expired October 5, 2026, at 5:00 p.m. (Eastern).

The Fund accepted 23,241,811 shares, representing 25% of its outstanding shares, for payment on or about October 13, 2026. A total of 28,811,699 shares were properly tendered. Therefore, on a prorated basis, approximately 80.67% of the shares tendered by each tendering stockholder have been accepted for payment.

The purchase price of the accepted shares is 99% of the Fund’s net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on October 5, 2026, which is equal to $15.9192 per share.

About the Fund

Virtus Dividend, Interest & Premium Strategy Fund is a diversified closed-end fund that seeks current income and gains, with long-term capital appreciation as a secondary objective. The Fund generally invests approximately 75% of its total assets in equity securities and approximately 25% in convertible securities and employs an option strategy of writing covered call options on a portion of its portfolio. Virtus Investment Advisers, LLC (“VIA”), is the Fund’s investment adviser, and NFJ Investment Group, an affiliate of VIA, and Voya Investment Management are its subadvisers. For more information about the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report can be accessed through the Closed-End Funds section of virtus.com and may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com